Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November, 2003

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F X      Form 40-F __


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

         Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                            Yes ___         No X


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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                            UNITED BUSINESS MEDIA PLC

Form 6-K Items
--------------


1.   Press Release dated November 3, 2003.








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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNITED BUSINESS MEDIA PLC


Dated: November 7, 2003                     By: /s/Anne C. Siddell
                                                ------------------
                                                Name:  Anne C. Siddell
                                                Title: Group Company Secretary



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                                                                          ITEM 1


                                                                November 3, 2003

                              United Business Media

Acquisition of Leading US Oncology and Primary Care Publishing Businesses

United Business Media today announced the acquisition of The Oncology Group and Cliggott Publishing from SCP Communications Inc. Titles acquired include "Oncology" and "Oncology News International", leading US publications in the category and "Consultant", a major player in the large primary care market.

UBM is paying the $37.5 million in cash, eight times forecast 2004 operating profit. The acquisition is expected to achieve UBM's investment criteria in its first full year. The Oncology Group and Cliggott Publishing will be integrated into CMP Healthcare Media, the Healthcare division of CMP Media in the US. The oncology publications provide an ideal platform for the further expansion of CMP Healthcare's fast growing continuing medical education business.

Clive Hollick, Chief Executive of United Business Media, said:

"This acquisition is financially and strategically attractive. It gives CMP Healthcare Media a strong platform in the fast growing oncology publications and education market."

Gary Marshall, Chief Executive of CMP Media, said:

"These leading titles are an excellent fit with the current portfolio and give CMP Healthcare Media, whose revenues grew by 14 per cent in the first half of 2003, a platform to develop new multimedia professional education products for the oncology market - products which can be promoted by CMP Healthcare publications. These titles bring rich databases - the oncology website alone has over 45,000 registered specialists."

This acquisition adds a strong position in oncology to CMP's market leading positions in psychiatry, radiology, geriatrics and orthopaedics, making CMP one of the top US full service healthcare communications companies, serving professionals across 15+ therapeutic categories.

Senior executives include Jonathan L. Bigelow, President of Cliggott Publishing and founding editor of many Cliggott journals. His other professional roles include the position of Board Director and President-Elect of the Association of Medical Publications. The President of the Oncology Group is Melissa Warner, a leader in the field of cancer communications and a Board Director on the Healthcare Marketing and Communications Council.


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Notes to Editors:

CMP Heathcare Media is part of UBM's CMP Media division.

CMP Healthcare Media delivers information and education to healthcare professionals via a diverse range of marketing and communication vehicles including publications, websites, tradeshows, meetings and conferences. CMP Healthcare Media's Publishing Group delivers unbiased objective coverage, independent of any professional association or commercial influence. Its publications lead the industry in requestor rates, demonstrating readership loyalty from subscribers in the fields of psychiatry, geriatric care, medical imaging and orthopedics. CME, Inc. is a division of CMP Healthcare Media. CME, Inc. is an independent provider of continuing medical education for physicians and other healthcare professionals. With 25 years of expertise, CME, Inc. has unmatched editorial, research capabilities, faculty relationships and planning experience ensuring effective, fair balanced educational programmes delivered via a range of venues such as annual congresses, weekend conferences, internet programmes, home-study programmes and customized publications and meeting series. MEDReach is also a division of CMP Healthcare Media. It is an integrated marketing and communications company serving the pharmaceutical industry. MEDReach delivers new product information to key markets using the full range of CMP Healthcare's multimedia resources.

SCP Communications, Inc. is a venture capital supported healthcare publishing group. In 1998 it acquired PRR, Inc., the previous name for what is now known as The Oncology Group. The same year it also acquired Cliggott Publishing, Co.

The Oncology Group and Cliggott Publishing. The Oncology Group is US leader in the field of oncology publishing for specialists, researchers, primary care physicians and patients. Cliggott Publishing plays a leading role in educating primary care practitioners and medical surgical specialists and publishes several of the best read journals in the US.

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive and financial services industries. UBM offers services in market research, consultancy, news distribution, publishing and events to customers across the globe. Its brands include NOP World, one of the largest market research groups globally; PR Newswire, the world's leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high-tech, healthcare, property, entertainment jewellery & fashion in the US, UK, Asia and Europe.



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Schedule of Products

The Oncology Group and Cliggott Publishing

Major publications:

Oncology, Oncology News International, Myths and Facts Series (Breast Cancer, Colon Cancer, Lung Cancer, Ovarian Cancer), Consultant, Infections in Medicine, The Journal of Respiratory Diseases, The Journal of Respiratory Diseases for Pediatricians, The Journal of Musculoskeletal Medicine, Drug Benefit Trends, The Journal of Critical Illness, The AIDS Reader

Major websites:

http://www.cancernetwork.com
http://www.ConsultantLive.com

CMP Healthcare Media

Major publications:

Psychiatric Times, Geriatric Times, Diagnostic Imaging, Diagnostic Imaging Europe, Biomechanics

Major websites:

http://www.CMEInc.com
http://www.MEDInfoSource.com
http://www.MentalHealthInfoSource.com
http://www.NeuroInfoSource.com
http://www.PsychiatricTimes.com
http://www.GeriatricTimes.com
http://www.MEDReach.com

This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.